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                             November 18, 2020

       Leo Li
       Chief Financial Officer
       Burning Rock Biotech Ltd
       601, 6/F, Building 3, Standard Industrial Unit 2
       No. 7, Luoxuan 4th Road
       International Bio Island, Guangzhou, 510005
       People   s Republic of China

                                                        Re: Burning Rock
Biotech Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
13, 2020
                                                            CIK No. 0001792267

       Dear Mr. Li:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Shuang Zhao